

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05047138

March 9, 2005

Alan L. Dye
Hogan & Hartson L.L.P.
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004-1109

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/9/2005

Re: Schering-Plough Corporation
Incoming letter dated February 23, 2005

Dear Mr. Dye:

This is in response to your letter dated February 23, 2005 concerning the shareholder proposal submitted to Schering-Plough by Chicago Exhibitors Corporation, Stablecott Properties Ltd., Claude Brunet & Associés Inc., Michele Lacroix & Associés, Benjamin J. Stein, and Joan C. Trombetta. We also have received a letter on the proponents' behalf dated March 1, 2005. On February 10, 2005, we issued our response expressing our informal view that Schering-Plough could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position. In reaching this position, we have not considered the statements of proponent's counsel regarding the nature of her interactions with counsel for the company as, in this matter, we do not believe those statements are relevant to our determination.

Sincerely,

Martin P. Dunn /JAI

Martin P. Dunn
Deputy Director

cc: Susan L. Hall
8506 Harvest Oak Drive
Vienna, VA 22182

HOGAN & HARTSON
L.L.P.



ALAN L. DYE
PARTNER
(202) 637-5737
ALDYE@HHLAW.COM

COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL (202) 637-5600
FAX (202) 637-5910
WWW.HHLAW.COM

Rule 14a-8(d)
Rule 14a-8(i)(10)

February 23, 2005

By Hand

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Schering-Plough Corporation – Shareholder Proposal Submitted by Chicago Exhibitors Corporation, Stablecott Properties Ltd, Claude Brunet & Associes Inc., Michele Lacroix & Associes, Benjamin J. Stein, and Joan C. Trombetta

Ladies and Gentlemen:

We are submitting this letter on behalf of Schering-Plough Corporation to request reconsideration of the staff's conclusion, expressed in its letter to the undersigned dated February 10, 2005, that the staff is unable to concur that Schering-Plough may omit from its proxy materials for its 2005 annual meeting of shareholders (the "Annual Meeting") a shareholder proposal (the "Proposal") submitted by Chicago Exhibitors Corporation, Stablecott Properties Ltd, Claude Brunet & Associes Inc., Michele Lacroix & Associes, Benjamin J. Stein, and Joan C. Trombetta (collectively, the "Proponents"). We also wish to respond to the Proponents' letter to the staff dated January 25, 2005, which was submitted in opposition to our request to exclude the Proposal. We were surprised to see the Proponents' letter among the attachments to the staff's letter denying Schering-Plough's request to exclude the Proposal, since we had not previously received a copy of the letter and were unaware of its existence.

Schering-Plough still intends to file its definitive proxy materials for the Annual Meeting on March 14, 2005. In accordance with Rule 14a-8(j), six copies of this letter and its exhibits are enclosed, and one copy of this letter and its exhibits has been sent to Susan L. Hall by registered mail, return receipt requested, at *both* 8506 Harvest Oak Drive, Vienna, VA 22182 and the offices of People for the Ethical Treatment of Animals ("PETA"). Ms. Hall is the designated representative of the Proponents and, according to the letterhead on which the Proponents' letter to the staff was submitted, is associated with PETA.

Request for Reconsideration

We are requesting reconsideration of the staff's conclusion that the Proposal may not be excluded under Rule 14a-8(d), which permits exclusion of a proposal that exceeds 500 words. As we pointed out in our original letter, the number of words included in the Proposal adds up to 509. The Proponents' statement that the "resolution" is only 434 words is beside the point. Under years of staff precedent, the "words" that make up a proposal include not only the words comprising the resolution, but also the words in the supporting statement and the words included in footnotes, including the footnote numbers themselves. See *Merrill Lynch & Co., Inc.* (Feb. 6, 2004) (requiring proponent to add citations and supporting language to an otherwise "false and misleading" proposal in spite of the proponent's assertion that such language would cause it to violate the 500 word limit). In addition, the "words" of a proposal include numbers (*see American Express Co.* (Jan. 18, 1995)) and abbreviated words or symbols (see *Aetna Life and Casualty Co.* (January 18, 1995), which allowed exclusion of a proposal where the proponent attempted to circumvent the 500-word limit by using charts and graphs). The Proponents' argument that words should not be counted if they are abbreviated or set forth as a symbol (e.g., "and" should not be counted if it is set forth as an ampersand, and a name should not be counted if it is set forth as an initial) not only is inconsistent with prior staff positions, but also opens the door for future proponents to exceed the 500-word limit by abbreviating words in their proposals to justify excluding them from the count.

We recognize that disputes over how to count the words comprising a proposal may seem petty, and that the process of "doing the count" may seem trivial. Nevertheless, despite the Proponents' denigration of the process, Rule 14a-8(d) makes the counting of words important, and therefore every proponent and every registrant must undertake a counting of words to assure compliance with the rule. Historically, to bring certainty to the process for both proponents and registrants, the staff has established "rules" for counting words and has strictly enforced those rules. Strict enforcement based on objective criteria is consistent with the view often expressed by the staff in public forums that, while many of the exclusions in Rule 14a-8 require subjective judgments and therefore will necessarily require staff mediation and interpretation, other bases for exclusion, particularly the procedural ones, establish "bright-line" tests which should be strictly enforced, both to provide certainty to proponents and registrants and to minimize staff involvement in the shareholder proposal process. The staff's decision to deny Schering-Plough's request to exclude the Proposal under Rule 14a-8(d), despite the fact that the Proposal exceeds 500 words under word-counting guidelines established in prior staff no-action letters, introduces new uncertainty into the annual word-counting process that ultimately will work to the detriment of registrants, who will have to guess at which numbers and abbreviated words should be counted against the limit, and the staff, which will have to perform its own count based on whatever criteria the staff chooses to apply in a particular year.

The staff has consistently allowed exclusion of proposals that exceed the 500-word limit, no matter how marginally the proposal exceeds the limit. *See, e.g., Amoco Corp.* (January 22, 1997) (allowing exclusion of proposal that added up to 501 words). It is inappropriate and ill-advised, we believe, for the staff to abandon its long-standing position now. We therefore request that the staff reconsider its denial of Schering-Plough's request and allow exclusion of the Proposal under Rule 14a-8(d).

Compliance with Rule 14a-8(j)

The Proponents argued in their letter to the staff that Schering-Plough's request to exclude the Proposal should be disregarded entirely on the ground that a copy of our letter to the staff requesting permission to exclude the Proposal was not provided to the Proponents simultaneously, as required by Rule 14a-8(j). As the Proponents noted in their letter, the envelope in which they received a copy of our letter was post-marked January 19, 2005. As discussed below, however, a copy of Schering-Plough's letter was originally mailed to the Proponents on December 22, 2004.

On December 22, 2004, the day after Schering-Plough's letter to the staff was delivered to the staff by hand, we mailed a copy of the letter to Ms. Hall at the address specified by each of the Proponents in their letters submitting the Proposal: 2818 Connecticut Avenue, Washington, DC 20008. The staff already has copies of each Proponent's submission requesting that correspondence be mailed to that address. We sent the letter by registered mail, return receipt requested. On January 19, 2005, the letter was returned as undeliverable. (A copy of the envelope, stamped "return to sender," is enclosed as Exhibit A.) We then sought to obtain a better address for Ms. Hall and found in our file a letter from Ms. Hall to Schering-Plough dated November 11, 2004 which, while on letterhead showing a return address of 2818 Connecticut Avenue, concluded with: "After November 22, 2004, I can be reached at the following address: 8506 Harvest Oak Drive, Vienna, VA 22182." We promptly re-sent Schering-Plough's letter to that address. While the letter may not have reached the Proponents until January 22, we did attempt to mail it to the Proponents simultaneously with our submission to the staff, at the address specified by the Proponents, and we re-sent the letter immediately upon learning that it was undeliverable to the Connecticut Avenue address.

Compliance with Rule 14a-8(k)

We recognize that our response to the Proponents' letter could have been made earlier, before the staff issued its denial of our no-action request, instead of in a letter requesting reconsideration. Unfortunately, however, we did not know that the Proponents had submitted a letter to the staff until the staff provided us with a copy as an attachment to the staff's letter denying our request.

Rule 14a-8(k) requires proponents to send to the registrant a copy of any correspondence to the staff responding to the registrant's request to exclude a proposal. The last page of the Proponents' letter to the staff indicates that a copy of the letter was provided to the undersigned "by e-mail." The undersigned never received any such e-mail. Promptly after receiving from the staff a copy of the Proponents' letter, the undersigned called Ms. Hall and left a voice mail message requesting a return call regarding the e-mail address to which a copy of the Proponents' letter might have been addressed. That message, now over a week old, has not been returned.

Conclusion

We did attempt in good faith to deliver to the Proponents, on a prompt basis, a copy of our original letter to the staff. In addition, we believe that the staff's position that the Proposal may not be excluded under Rule 14a-8(d) is inconsistent with precedent and with efficient administration of Rule 14a-8. We therefore request that the staff reconsider its position and concur that the Proposal may be omitted from Schering-Plough's Annual Meeting proxy materials.

If you would like to discuss the Proposal or any of the matters discussed in this letter, please feel free to call me at (202) 637-5737.

Sincerely,



Alan L. Dye

2066364

Enclosures

ccs: Susan Ellen Wolf
Susan L. Hall (at home and at PETA offices)

HOGAN & HARTSON
L.L.P.

COLUMBIA SQUARE
555 THIRTEENTH STREET NW
WASHINGTON, DC 20004-1109

7160 3901 9842 7382 8206
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Susan L. Hall, Esquire
Attorney at Law
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Washington, DC 20008



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March 1, 2005

BY ELECTRONIC MAIL: cfletters@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
U.S Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org


AN INTERNATIONAL
ORGANIZATION DEDICATED
TO PROTECTING

Re: Shareholder Proposal by Concerned Members of People for the Ethical Treatment of Animals ("PETA") for Inclusion in the 2005 Proxy Statement of Schering-Plough Corporation

Ladies and Gentlemen:

This letter is filed in response to a letter dated February 23, 2005 (received yesterday), submitted to the SEC by Schering-Plough Corporation urging the SEC to reconsider its ruling of February 10, 2005, a copy of which is attached in pdf. We write to correct the record and comment briefly on the merits -- or lack thereof -- in Schering's latest missive.

First, Schering's attorney Alan L. Dye has misinformed the Staff about not having received our opposition to the Company's no action letter. I received a telephone message on February 14th from Mr. Dye in which he asked when I had sent him our opposition to Schering's no action letter. I immediately responded to Mr. Dye by e-mail, forwarding to him all of my prior e-mails, including the one to which our January 24, 2005 opposition letter was attached. As the Staff can see from the attached e-mails, I not only copied Mr. Dye on our opposition letter, but I responded to his telephone call on the day I received it. The allegations in Mr. Dye's letter are dishonest and professionally demeaning.

With respect to the word count, we will gladly disavow, abandon, discard, disown, renounce, and forsake forever the following nine offending excess "words":

2	middle initials in the proponents' names (a "J" and a "C") [1]
2	ampersands in the corporate sponsors' names (2 x "&")
+5	paragraph enumerations (A, B, C, D, and E)
9	

[1] The sponsors of the proposal are Chicago Exhibitors Corporation, Stablecott Properties Ltd., Claude Brunet & Associés Inc., Michele Lacroix & Associés, Benjamin J. Stein, and Joan C. Trombetta. As noted above, all middle initials and ampersands are withdrawn.

Hopefully Schering and its attorneys will now feel secure that our constitutional democracy, as we know it, is no longer threatened with collapse by non-compliance with Rule 14a-8(j).

Very truly yours,



Susan L. Hall

SLH/pc
cc: Alan L. Dye (via e-mail ALDYE@HHLAW.COM)